Mail Stop 0407
      							April 7, 2005

Via U.S. Mail and Fax (770) 497-3992
Ms. Debra Ziola
Chief Accounting Officer and Chief Financial Officer
Glenayre Technologies Inc.
11360 Lakefield Drive
Duluth, GA  30097

	RE:	Glenayre Technologies Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005
		File No. 0-15761

Dear Ms. Ziola:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates, page 13

1. Tell us the nature of your incentive offerings, including special pricing agreements and other volume-based incentives, and your consideration of EITF 01-9.


Results of Continuing Operations
Year Ended December 31, 2004 compared to 2003, page 20
Year Ended December 31, 2003 compared to 2002, page 21

2. We note that your discussion of profit margins on product sales and services was exclusive of related depreciation. Please revise your discussion to conform to the revised presentation of the consolidated statements of operations based on our comment below.

Consolidated Statements of Operations, page 36.

3. Since the captions "cost of revenues" and "gross margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB Topic 11:B, revise your presentation to either reclassify the applicable depreciation to
"cost of sales" or remove the subtotal and caption "gross margin" and indicate the amount of applicable depreciation that is excluded from
"cost of revenues."

Notes to Consolidated Financial Statements

15.  Segment Reporting, page 65.

4. Revise to provide the disclosures required under paragraph 37 of
SFAS 131.

Item 9A. Controls and Procedures, page 66.

5. We note that you maintain disclosure controls and procedures "designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." We also note that you use similar language in your subsequent definition of "disclosure controls and procedures."

In your response letter, please confirm, if true, that your disclosure controls and procedures were also designed to ensure that information required to be disclosed in your Exchange Act filings is accumulated and communicated to management, including your CEO and CFO (or persons performing similar functions) to allow timely decisions regarding required disclosure. See Rule 13a-15(e).
Your
response letter should also confirm, if true, that your CEO and CFO concluded the disclosure controls and procedures were effective in achieving the above-mentioned purpose.

Please confirm in your response letter that you will provide similar disclosure in your future filings. Alternatively, if true, please simply state in future filings that your disclosure controls and procedures are effective.

6. We note the following statement in the Controls and Procedures section:

"Notwithstanding the foregoing, there are inherent limitation to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedure can only provide reasonable assurance of achieving their control objectives."

In your response letter, please confirm, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives. Your response letter should also confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in providing that level of reasonable assurance. Finally, please confirm that you will provide similar disclosure in future filings. As an alternative, please consider removing any reference to the level of assurance of the disclosure controls and procedures in future filings. For additional guidance, please refer to Release No. 33-8238, which is available on our website (www.sec.gov).



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu, Staff Attorney, at 202-
824-5684 or me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Ms. Debra Ziola
Glenayre Technologies Inc.
April 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE